                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D





                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Patina Oil & Gas Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock (par value $0.01)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                703224 - 10 - 5
          ---------------------------------------------------------
                                 (CUSIP Number)


                            Thomas R. Denison, Esq.
                          GIBSON, DUNN & CRUTCHER LLP
                       1801 California Street, Suite 4100
                            Denver, Colorado  80202
                                 (303) 298-5700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                October 21, 1997
          ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]

------------------------------
CUSIP No. 703224 - 10 - 5            SCHEDULE 13D
------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST RESERVE CORPORATION
-------------------------------------------------------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a  [ ]
                                                                                                                (b  [X]
-------------------------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER

                                            2,290,748
             NUMBER OF                 ----------------------------------------------------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH                    ----------------------------------------------------------------------------------------
             REPORTING                 9    SOLE DISPOSITIVE POWER
              PERSON
               WITH                         2,290,748
                                      ----------------------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            0
-------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,290,748
-------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

-------------------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             12.473%
-------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------
CUSIP No. 703224 - 10 - 5            SCHEDULE 13D
------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST RESERVE FUND VII, LIMITED PARTNERSHIP
---------------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a   [ ]
                                                                                                               (b   [X]
---------------------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
---------------------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

---------------------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
---------------------------------------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           2,290,748
            NUMBER OF                 -------------------------------------------------------------------------------------------
              SHARES                  8    SHARED VOTING POWER
          BENEFICIALLY
             OWNED BY                      0
               EACH                   -------------------------------------------------------------------------------------------
            REPORTING                 9    SOLE DISPOSITIVE POWER
              PERSON
               WITH                        2,290,748
                                      -------------------------------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           0
---------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,290,748
---------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             12.473%
---------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             PN
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------
CUSIP No. 703224 - 10 - 5            SCHEDULE 13D
------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WILLIAM E. MACAULAY
-------------------------------------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a  [ ]
                                                                                                                (b  [X]
-------------------------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER

                                            0
             NUMBER OF                -----------------------------------------------------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH                   -----------------------------------------------------------------------------------------
             REPORTING                 9    SOLE DISPOSITIVE POWER
              PERSON                        0
               WITH                   -----------------------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            0
-------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [X]

-------------------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             0%
-------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------
CUSIP No. 703224 - 10 - 5            SCHEDULE 13D
------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN A. HILL
-------------------------------------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a  [ ]
                                                                                                                (b  [X]
-------------------------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER

                                            0
             NUMBER OF                -----------------------------------------------------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH                   -----------------------------------------------------------------------------------------
             REPORTING                 9    SOLE DISPOSITIVE POWER
              PERSON
               WITH                         0
                                      -----------------------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            0
-------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [X]

-------------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             0%
-------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of the common stock, par value $0.01 per share ("Common Stock"), of Patina Oil & Gas Corporation, a Delaware corporation (the "Company") the address of the principal executive offices of which are located at 1625 Broadway, Suite 2000, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII"), First Reserve Corporation, a Delaware corporation ("First Reserve"), William E. Macaulay and John A. Hill (collectively referred to herein as the "Reporting Parties").

         Fund VII is a Delaware limited partnership, the principal purpose of which is to make equity and debt investments in companies engaged in various energy production, processing, transmission, distribution, marketing, equipment manufacturing, electrical generation, and technical services, and in energy assets such as oil and gas reserves or processing and transmission facilities. Its principal offices are located at 475 Steamboat Road, Greenwich, CT 06830. First Reserve is a Delaware corporation which raises funds for and manages Fund VII (as well as several other similar entities). First Reserve's principal business is to act as the managing general partner and provide investment management services to a limited number of investment partnerships, including Fund VII. First Reserve's offices are also located at 475 Steamboat Road, Greenwich, CT 06830. William E. Macaulay is the President, Chief Executive Officer, a Managing Director and Director of First Reserve. John A. Hill is the Chairman, a Managing Director and a Director of First Reserve. Messrs. Macaulay and Hill are United States citizens, both of whose principal occupation or employment is as an officer and director of First Reserve, and whose business address is 475 Steamboat Road, Greenwich, CT 06830. The information required by
Item 2 with respect to the executive officers and directors of the Reporting Parties which are corporations is found in Schedule I, attached hereto.

         None of the Reporting Parties has, during the last five years, been convicted in a criminal proceeding. Nor has any of the Reporting Parties, during the last five years been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE OF FUNDS

         The source of funds for Fund VII's acquisition of beneficial ownership of the Common Stock is money contributed by limited and general partners for investment by Fund VII. Except in relation to its partnership interest in Fund VII, no funds were required directly by First Reserve for First Reserve's indirect acquisition of beneficial ownership of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         As more fully described in Item 6, pursuant to the Stock Purchase Agreement (the "Purchase Agreement"), dated July 31, 1997, as amended, by and among the Company, Fund VII and others (collectively with Fund VII, the "Preferred Investors"), Fund VII acquired from the Company 825,397 shares of 8.5% Convertible Preferred Stock ("Preferred Stock"), and 82,540 shares of Common Stock. At a second closing of the Purchase Agreement (not to occur later than December 31, 1997) Fund VII may be required to purchase up to 474,600 additional shares of Preferred Stock. In addition, also as more fully described in Item 6, pursuant to the Stock Option Agreement (the "Option"), dated July 31, 1997, as amended, by and among Snyder Oil Corporation ("SOCO"), Fund VII, and various Preferred Investors, Fund VII acquired 36,111 shares of Common Stock from SOCO.

         As described in the Company's Certificate of Designations for the Preferred Stock, incorporated herein by reference as Exhibit D, each share of the Preferred Stock is convertible into 2.6316 shares of Common Stock. The holders of Preferred Stock have the right to appoint two members to the Board of Directors (the "Board") of the Company, which two members may be designated by the largest and second-largest holders of Preferred Stock, respectively. Fund VII, as the largest holder of Preferred Stock, appointed William E. Macaulay to the Board.

         Under the Purchase Agreement, Fund VII is restricted from acquiring additional shares of Common Stock without the Company's consent.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the date hereof, the Reporting Parties and other persons identified in Item 2 are the beneficial owners of the Company Common Stock in the numbers and percentages set forth in the table below.

                                             NUMBERS OF SHARES        PERCENTAGE OF
                  REPORTING PARTY            BENEFICIALLY OWNED          CLASS(2)
         ---------------------------------   ------------------       -------------
         Fund VII ..........................     2,290,748               12.473%
         First Reserve (1) .................     2,290,748               12.473%
         William E. Macaulay (1) ...........     2,290,748               12.473%
         John A. Hill (1) ..................     2,290,748               12.473%

         ------------
         (1) Consists solely of shares owned by Fund VII. Messrs. Macaulay and Hill disclaim beneficial ownership of such shares.

         The shares listed as beneficially owned by First Reserve are owned of record and beneficially by Fund VII. First Reserve is the managing general partner of Fund VII. Through their ownership of shares of First Reserve, William E. Macaulay and John A. Hill may be deemed to share beneficial ownership of the shares of Common Stock shown as owned by First Reserve. Messrs. Macaulay and Hill disclaim beneficial ownership of such shares.

         (b) The Reporting Parties and other persons identified in Item 2 have the following powers with respect to the Company Common Stock they beneficially own:

                                                         SOLE          SHARED         SOLE             SHARED
                                                        VOTING         VOTING      DISPOSITIVE       DISPOSITIVE
                     REPORTING PARTY                     POWER         POWER          POWER             POWER
         ---------------------------------------     -------------    --------     -----------       -----------
         Fund VII  . . . . . . . . . . . . . . .        2,290,748         0         2,290,748           0
         First Reserve (1) . . . . . . . . . . .        2,290,748         0         2,290,748           0
         William E. Macaulay(1)  . . . . . . . .        2,290,748         0         2,290,748           0
         John A. Hill (1)  . . . . . . . . . . .        2,290,748         0         2,290,748           0

         ---------
         (1) Consists solely of shares owned by Fund VII. Messrs. Macaulay and Hill disclaim beneficial ownership of such shares.

         (c) As more fully described in Item 6, pursuant to the Purchase Agreement, Fund VII acquired from the Company 825,397 shares of Preferred Stock and 82,540 shares of Common Stock for a total price of $20,634,925 on October 21, 1997. As more fully described in the Company's Certificate of Designations for the Preferred Stock, incorporated herein by reference as Exhibit D, each share of Preferred Stock is convertible into 2.6316 shares of Common Stock. In addition, also as more fully described in Item 6, pursuant to the Option, Fund VII acquired 36,111 shares of Common Stock from SOCO. The effective fully diluted, weighted average price per share of Common Stock to Fund VII is $9.0079.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS

         The Reporting Parties acquired beneficial ownership of the Common
Stock pursuant to (i) the Purchase Agreement, originally executed on July 31, 1997, and as amended and restated on September 19, 1997, attached hereto as Exhibit B and incorporated by reference, and (ii) the Option, originally executed on July 31, 1997, and as amended and restated on September 19, 1997 attached hereto as Exhibit C and incorporated by reference. Under the Purchase Agreement, Fund VII and the other investor parties thereto ("Investors") are obligated to purchase a minimum of $40,000,000 and at the election of Company up to $63,000,000 of the Preferred Stock. At the first closing on October 21, 1997, the Investors purchased $40,000,000 of Preferred Stock, or 1,600,000 shares, of which Fund VII purchased 825,397 shares. As a part of this purchase, the Investors each received a pro rata share of an aggregate of 160,000 shares of Common Stock from the Company pursuant to the Purchase Agreement (of which 82,540 shares were issued to Fund VII), and 70,000 shares of Common Stock from the Company's former principal stockholder, SOCO, pursuant to the Option (of which 36,111 shares were transferred to Fund VII). The Investors may be obligated to purchase up to an additional 920,000 shares of Preferred Stock at the second closing of the Purchase Agreement, which is scheduled to occur, if at all, at the Company's election prior to December 31, 1997.

         The Certificate of Designations for the Preferred Stock, attached hereto as Exhibit D and incorporated by reference, sets forth additional rights and privileges of the Preferred Stock, including the right of the largest two holders of Preferred Stock (of which Fund VII is one) to each appoint a member to the Board, and the right of the holders of Preferred Stock to vote as a class on certain corporate transactions.

         The Purchase Agreement grants to the Investors registration rights with respect to the Common Stock beneficially owned by them, and also restricts sales and purchases of the Preferred and Common Stock by such Investors. In particular, the Investors may not dispose of any shares of Preferred of Common Stock for a period of one year, may dispose of such shares between one and two years only with the approval of the Company and in accordance with applicable securities laws, and may dispose of such shares after two years only in accordance with applicable securities laws. In addition, such Investors are prohibited from acquiring additional shares which would result in beneficial ownership of greater than 20% of the combined voting power of all outstanding Company stock without the prior approval of the Company.

ITEM 7.  EXHIBITS

Exhibit A                  Agreement Concerning Filing of Schedule 13D.

Exhibit B                  Stock Purchase Agreement, dated July 31, 1997, as
                           amended and restated on September 19, 1997, attached as Annex B to the Company's Schedule 14A (Amendment
                           3), as filed with the Securities and Exchange
                           Commission on September 19, 1997 File No. 001-14344, and incorporated by reference herein.

Exhibit C                  From of Stock Option Agreement, dated July 31, 1997,
                           as amended and restated on September 19, 1997, attached as Annex E to the Company's Schedule 14A
                           (Amendment 3), as filed with the Securities and Exchange Commission on September 19, 1997 File No.
                           001-14344, and incorporated by reference herein.

Exhibit D                  Form of Certificate of Designations of 8.5%
                           Convertible Preferred Stock of the Company, as filed with the Secretary of State of the State of Delaware on October 17, 1997.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated:  October 21, 1997
                                First Reserve Fund VII, Limited Partnership, a Delaware limited partnership

                                By: First Reserve Corporation, as managing general partner

                                         /s/ Elizabeth C. Foley
                                ------------------------------------------------
                                Name:    Elizabeth C. Foley
                                Title:   Managing Director

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated:  October 21, 1997.

                                First Reserve Corporation

                                         /s/ Elizabeth C. Foley
                                ------------------------------------------------
                                Name:    Elizabeth C. Foley
                                Title:   Managing Director

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated:  October 21, 1997.

                                         /s/ William E. Macaulay
                                ------------------------------------------------
                                         William E. Macaulay


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated:  October 21, 1997.

                                         /s/ John A. Hill
                                ------------------------------------------------
                                         John A. Hill

                                   SCHEDULE I

         The name, business address, and present principal occupation or employment of each of the executive officers and directors of First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830; (ii) each such person is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none have been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); and (v) in the last five years, none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in (y) such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (z) a finding of any violation with respect to such laws.

                          Name and Position with
                          First Reserve Corporation

                          William E. Macaulay
                          President and Chief Executive
                                  Officer, Managing Director and Director

                          John A. Hill
                          Chairman, Managing Director and Director

                          David H. Kennedy
                          Managing Director and Director

                          Elizabeth Foley
                          Managing Director, Treasurer
                                  and Secretary

                          Jonathan S. Linker
                          Managing Director and Director

                          Bruce M. Rothstein
                          Managing Director and Director

                          Cathleen M. Ellsworth
                          Managing Director and Director

                                   EXHIBIT A

                  AGREEMENT CONCERNING FILING OF SCHEDULE 13D

         First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("Fund VII"), and First Reserve Corporation, a Delaware corporation ("First Reserve"), pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, hereby agree to the joint filing with the other on behalf of each of them of a statement on Schedule 13D with respect to a Common Stock, par value $0.01 per share, of Patina Oil & Gas Corporation and that this agreement be included as an exhibit to such joint filing.

         Fund VII and First Reserve separately acknowledge that they are each responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning them contained therein. No party to this Agreement is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.

         This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         Dated as of the 21st day of October, 1997.

                              First Reserve Fund VII, Limited Partnership, a Delaware limited partnership

                              By: First Reserve Corporation, as managing general partner

                                       /s/ Elizabeth C. Foley
                              --------------------------------------------------
                              Name:    Elizabeth C. Foley
                              Title:   Managing Director

                              First Reserve Corporation, a Delaware corporation

                                       /s/ Elizabeth C. Foley
                              --------------------------------------------------
                              Name:    Elizabeth C. Foley
                              Title:   Managing Director

                                       /s/ William E. Macaulay
                              --------------------------------------------------
                                       William E. Macaulay

                                       /s/ John A. Hill
                              -------------------------------------------------
                                       John A. Hill

                                   EXHIBIT D


                          PATINA OIL & GAS CORPORATION

                           CERTIFICATE OF DESIGNATION
                                       OF
                  8.5% CONVERTIBLE PAY-IN-KIND PREFERRED STOCK


         Pursuant to Section 151 of the Delaware General Corporation Law,
Patina Oil & Gas Corporation, a Delaware corporation (the "Corporation"), hereby certifies that the following resolutions were duly adopted by its Board of Directors on July 31, 1997 and supplemented on September 19, 1997 to set forth the powers, designations, preferences and relative, participating, optional or other rights of its 8.5% Convertible Pay-In-Kind Preferred Stock;

         RESOLVED, that, pursuant to the authority granted to the Board of Directors in the Certificate of Incorporation, there is hereby created, and the Corporation is hereby authorized to issue, a series of Preferred Stock (as defined in the Certificate of Incorporation) having the following powers, designations, preferences and rights:

         I. Designation of Series and Number of Shares. The series of the Preferred Stock shall be designated 8.5% Convertible Pay-In-Kind Preferred Stock (the "Convertible PIK Preferred Stock") and shall consist of 2,520,000 shares, plus up to 500,000 additional shares of Convertible PIK Preferred Stock to be issued as dividends on the Convertible PIK Preferred Stock pursuant to
Section III hereof. The initial liquidation preference of the Convertible PIK Preferred Stock shall be $25 per share (the "Liquidation Value").

         II. Rank. All shares of Convertible PIK Preferred Stock shall rank prior, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, to all of the Corporation's now or hereafter issued Common Stock, par value $.01 per share ("Common Stock"), and to all of the Corporation's hereafter issued capital stock which by its terms ranks junior to the Convertible PIK Preferred Stock both as to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, when and if issued (the Common Stock and any such other capital stock being herein referred to as "Junior Stock"). The Convertible PIK Preferred Stock shall, with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, rank on a parity with the Corporation's outstanding 7.125% Convertible Preferred Stock.

         III. Dividends. The holders of Convertible PIK Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds at the time legally available therefor, dividends at an annual rate of $2.125 per share. Such dividends shall be cumulative and shall accrue and be payable in equal quarterly payments of $0.53125 per share on March 31, June 30, September 30 and December 31 of each year (each of such dates being a "Dividend Payment

Date") (except that if any such date is a Saturday, Sunday or legal holiday, then such dividend shall be payable on the next day that is not a Saturday, Sunday or legal holiday), to holders of record at the close of business on the date specified by the Board of Directors (or, to the extent permitted by applicable law, a duly authorized committee thereof) at the time such dividend is declared, in preference to dividends on the Junior Stock, commencing on the Dividend Payment Date next succeeding October 21, 1997, the issuance date of the Convertible PIK Preferred Stock (the "Issue Date"). Any such dividend record date shall be not less than ten days and not more than sixty days prior to the relevant Dividend Payment Date. Dividend payments with respect to shares of Convertible PIK Preferred Stock in respect of each quarterly dividend period ending on or prior to the second anniversary of the Issue Date (or portion of such quarterly dividend period in the case of the dividend period in which the second anniversary of the Issue Date occurs) relating to such shares shall be made in additional shares of Convertible PIK Preferred Stock. On and after the second anniversary of the Issue Date relating to shares of Convertible PIK Preferred Stock, dividends on such Convertible PIK Preferred Stock shall be paid only in cash. Dividend payments made in shares of Convertible PIK Preferred Stock shall be made by issuing shares (or fractions thereof) with an aggregate Liquidation Value equal to the amount of such dividends. All dividends paid with respect to shares of Convertible PIK Preferred Stock pursuant to this Section III shall be paid pro rata to the holders entitled thereto. All shares of Convertible PIK Preferred Stock issued as a dividend will thereupon be duly authorized, validly issued, fully paid and nonassessable.

         Holders of Convertible PIK Preferred Stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of the full cumulative dividends provided for herein. Dividend payments which are in arrears shall bear interest at an annual rate of 8.5%, compounded quarterly from the date of the related Dividend Payment Date to the date such dividend is paid. Dividends payable on the Convertible PIK Preferred Stock for the first quarterly dividend period following the Issue Date (or any other dividend payable for a period less than a full quarterly period) shall be computed on the basis of a 360-day year of twelve 30-day months. In the case of shares of Convertible PIK Preferred Stock issued on the Issue Date, dividends shall accrue and be cumulative from such date. In the case of shares of Convertible PIK Preferred Stock issued as a dividend on shares of Convertible PIK Preferred Stock, dividends shall accrue and be cumulative from the Dividend Payment Date in respect of which such shares were issued as a dividend.

         Each fractional share of Convertible PIK Preferred Stock outstanding shall be entitled to a ratably proportionate amount of all dividends accruing with respect to each outstanding share of Convertible PIK Preferred Stock pursuant to this Section III, and all such dividends with respect to such outstanding fractional shares shall be cumulative and shall accrue (whether or not declared), and shall be payable in the same manner and at such times as provided for in this Section III with respect to dividends on each outstanding share of Convertible PIK Preferred Stock. Each fractional share of Convertible PIK Preferred Stock outstanding shall also be entitled to a ratably proportionate amount of any other distributions made with respect to each outstanding share of Convertible PIK Preferred Stock, and all such distributions shall be payable in the same manner and at the same time as distributions on each outstanding share of Convertible PIK Preferred Stock.

         For purposes hereof, the term "legal holiday" shall mean any day on which banking institutions are authorized to close in New York, New York and the term "business day" shall mean any day other than a Saturday, Sunday or legal holiday. No dividend record date shall be the same as a date set for the redemption of any shares of Convertible PIK Preferred Stock under Section V. If a dividend record date fixed by the Board of Directors is prior to a redemption date then or theretofore set under Section V, it shall be at least six business days prior to such redemption date. Nothing contained herein shall limit the Board of Directors' discretion to establish a dividend record date that is subsequent to a redemption date then or theretofore established, without regard to the effect of such record date on the dividend rights of holders of Convertible PIK Preferred Stock who elect to convert under Section VI prior to the redemption date. Holders of shares of Convertible PIK Preferred Stock that are redeemed under Section V on a redemption date that falls between the record date and the payment date for a dividend shall be entitled to receive the dividend, except to the extent the price paid upon redemption reflects such dividend as an accrued dividend as provided in Section V. Subject to the next paragraph of this Section III, dividends on account of arrears for any past dividend period may be declared and paid at any time, without reference to any Dividend Payment Date.

         No dividend or other distributions, other than dividends payable solely in shares of Junior Stock, shall be declared, paid or set apart for payment on shares of Junior Stock or any other capital stock of the Corporation which by its terms ranks junior as to dividends to the Convertible PIK Preferred Stock (the Junior Stock and any such other class or series of the Corporation's capital stock being herein referred to as "Junior Dividend Stock"), unless and until all accrued and unpaid dividends on the Convertible PIK Preferred Stock for all Dividend Payment Dates occurring on or before the payment date of such dividends or other distributions on Junior Dividend Stock shall have been paid or declared and set apart for payment.

         No payment on account of the purchase, redemption, retirement or other acquisition of shares of Junior Dividend Stock or any class or series of the Corporation's capital stock which by its terms ranks junior to the Convertible PIK Preferred Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (the Junior Stock and any class or series of the Corporation's capital stock which by its terms rank junior to the Convertible PIK Preferred Stock as to such distributions being herein referred to as "Junior Liquidation Stock"), shall be made unless and until accrued and unpaid dividends on the Convertible PIK Preferred Stock for all Dividend Payment Dates occurring on or before such payment for such Junior Dividend Stock or Junior Liquidation Stock shall have been paid or declared and set apart for payment.

         No full dividends shall be declared, paid or set apart for payment on shares of any class or series of the Corporation's capital stock whether existing or hereafter issued and which by its terms ranks, as to dividends, on a parity with the Convertible PIK Preferred

Stock, including the Corporation's 7.125% Convertible Preferred Stock (any such class or series of the Corporation's capital stock being herein referred to as "Parity Dividend Stock") for any period unless full cumulative dividends have been, or contemporaneously are, paid or declared and set apart for payment on the Convertible PIK Preferred Stock for all Dividend Payment Dates occurring on or before the payment date of such dividends on Parity Dividend Stock. No dividends shall be paid on Parity Dividend Stock except on dates on which dividends are paid on the Convertible PIK Preferred Stock. All dividends paid or declared and set apart for payment on the Convertible PIK Preferred Stock and any Parity Dividend Stock shall be paid or declared and set apart for payment pro rata so that the amount of dividend paid or declared and set apart for payment per share on the Convertible PIK Preferred Stock and the Parity Dividend Stock on any date shall in all cases bear to each other the same ratio that accrued and unpaid dividends to the date of payment on the Convertible PIK Preferred Stock and the Parity Dividend Stock bear to each other.

         No payment on account of the purchase, redemption, retirement or other acquisition of shares of Parity Dividend Stock or any class or series of the Corporation's capital stock which by its terms ranks on a parity with the Convertible PIK Preferred Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, including the Corporation's 7.125% Convertible Preferred Stock (any such class or series of the Corporation's capital stock being herein referred to as "Parity Liquidation Stock"), shall be made, and, other than dividends to the extent permitted by the preceding paragraph, no distributions shall be declared, paid or set apart for payment on shares of Parity Dividend Stock or Parity Liquidation Stock, unless all accrued and unpaid dividends on the Convertible PIK Preferred Stock for all Dividend Payment Dates occurring on or before such payment for, or the payment date of such distributions on, such Parity Dividend Stock or Parity Liquidation Stock shall have been paid or declared and set apart for payment.

         Any reference to "distribution" contained in this Section III shall not be deemed, except as expressly stated, to include any distribution made in connection with any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

         IV. Liquidation Preference. In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of Convertible PIK Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to stockholders an amount equal to the dividends accrued and unpaid on such shares on the date of final distribution to such holders, whether or not declared, without interest, plus a sum equal to $25.00 per share, and no more, before any payment shall be made or any assets distributed to the holders of shares of Junior Liquidation Stock. The entire assets of the Corporation available for distribution to stockholders shall be distributed ratably among the holders of the Convertible PIK Preferred Stock and any Parity Liquidation Stock in proportion to the respective preferential amounts to which each is entitled (but only to the extent of such preferential amounts). After payment in full of the liquidation preferences of the shares of the Convertible PIK Preferred

Stock, the holders of such shares shall not be entitled to any further participation in any distribution of assets by the Corporation. The voluntary sale, lease, exchange or transfer of all or substantially all of the Corporation's property or assets to, or its consolidation or merger with, one or more corporations shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

         V. Redemption at Option of the Corporation. Convertible PIK Preferred Stock may not be redeemed by the Corporation prior to September 30, 2000. Subject to the foregoing, Convertible PIK Preferred Stock may be redeemed by the Corporation, at its option on any date set by the Board of Directors, in whole or in part at any time, subject to the limitations, if any, imposed by applicable law, for an amount in cash equal to the following redemption prices per share if redeemed during the 12-month period beginning on September 30 of any year indicated below:

                                                                               Redemption Price
                 Year                                                              Per Share
                 ----                                                          ----------------
                 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 26.50
                 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 26.00
                 2002 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 25.50
                 2003 and thereafter  . . . . . . . . . . . . . . . . . . . . . . . . $ 25.00

plus, in each case, an amount in cash equal to all per share dividends on the Convertible PIK Preferred Stock accrued and unpaid thereon, whether or not declared, through the date prior to the date fixed for redemption, such sum being hereinafter referred to as the "Redemption Price."

         No redemption date shall be the same as a dividend record date fixed under Section III. If a redemption date established by the Board of Directors is after a dividend record date then or theretofore fixed under Section III, it shall be at least six business days after such dividend record date. Nothing contained herein shall limit the Board of Directors' discretion to establish a redemption date that is prior to a dividend record date then or theretofore fixed, without regard to the effect of such redemption date on the dividend rights of holders of Convertible PIK Preferred Stock who elect to convert under
Section VI prior to the redemption date.

         In the case of the redemption of less than all of the then outstanding Convertible PIK Preferred Stock, the Corporation shall designate by lot, or in such other manner as the Board of Directors may determine to be fair, the shares to be redeemed, or shall affect such redemption pro rata. Notwithstanding the foregoing, the Corporation shall not redeem less than all of the Convertible PIK Preferred Stock at any time outstanding until all dividends accrued and in arrears upon all Convertible PIK Preferred Stock then outstanding shall have been paid in full for all past dividend periods.

         Not more than ninety nor less than thirty days prior to the date fixed for redemption by the Board of Directors, notice thereof by first class mail, postage prepaid, shall be given to the holders of record of the shares of Convertible PIK Preferred Stock to be redeemed, addressed to such holders at their last addresses as shown upon the stock transfer books of the Corporation. Each such notice of redemption shall specify, the shares being redeemed, the date fixed for redemption, the Redemption Price, the place or places of payment, that payment will be made upon presentation and surrender of the shares of Convertible PIK Preferred Stock, that on and after the date fixed for redemption dividends will cease to accrue on such shares, the conversion price pursuant to Section VI and that the right of holders to convert shares of Convertible PIK Preferred Stock shall terminate at the close of business on the fifth business day prior to the date fixed for redemption (unless the Corporation defaults in the payment of the Redemption Price).

         If and only if there are more than ten holders of Convertible PIK Preferred Stock, any notice that is mailed as herein provided shall be conclusively presumed to have been duly given, whether or not the holder of shares of Convertible PIK Preferred Stock receives such notice. If there are less than ten holders of Convertible PIK Preferred Stock, notice shall be effective if given in accordance with Section 9.02 of the Stock Purchase Agreement pursuant to which the Convertible PIK Preferred Stock is issued. Failure to give such notice by mail or any defect in such notice to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Convertible PIK Preferred Stock. On or after the date fixed for redemption as stated in such notice, each holder of the shares called for redemption shall surrender the certificate evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Redemption Price. If less than all the shares evidenced by any such surrendered certificate are redeemed, a new certificate shall be issued evidencing the unredeemed shares.

         Notice having been given as aforesaid, if, on the date fixed for redemption, funds necessary for the redemption shall be available therefor and shall have been deposited with a bank or trust company with irrevocable instructions and authority to pay the Redemption Price to the holders of the Convertible PIK Preferred Stock, then, notwithstanding that the certificates evidencing any shares so called for redemption shall not have been surrendered, dividends with respect to the shares so called shall cease to accrue on and after the date fixed for redemption, such shares shall no longer be deemed outstanding, the holders thereof shall cease to be stockholders of the Corporation and all rights whatsoever with respect to the shares so called for redemption (except the right of the holders to receive the Redemption Price without interest upon surrender of their certificates therefor) shall terminate. If funds legally available for such purpose are not sufficient for redemption of the shares of Convertible PIK Preferred Stock which were to be redeemed, then the certificates evidencing such shares shall be deemed not to be surrendered, such shares shall remain outstanding and the right of holders of shares of Convertible PIK Preferred Stock thereafter shall continue to be only those of a holder of shares of the Convertible PIK Preferred Stock.

         The shares of Convertible PIK Preferred Stock shall not be subject to the operation of any mandatory purchase, retirement or sinking fund.

         VI.      Conversion Provisions.

         (a) Right of Conversion. Each full or fractional share of Convertible PIK Preferred Stock shall be convertible at the option of the holder thereof, at any time from the issue date until the close of business on the fifth business day prior to any date fixed for redemption of such share as herein provided, into fully paid and nonassessable shares of Common Stock, at a rate per full share of Convertible PIK Preferred Stock equal to the aggregate Liquidation Value of the Convertible PIK Preferred Stock to be converted divided by a conversion price which shall initially be $9.50 (the "Conversion Price").

         (b) Conversion Procedures. Any holder of shares of Convertible PIK Preferred Stock desiring to convert such shares into Common Stock shall surrender the certificate or certificates evidencing such shares of Convertible PIK Preferred Stock at the office of the transfer agent for the Convertible PIK Preferred Stock which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects to convert such shares of Convertible PIK Preferred Stock and specifying the name or names (with address or addresses) in which a certificate or certificates evidencing shares of Common Stock are to be issued.

         Except as otherwise described in this paragraph, no payments or adjustments in respect of dividends on shares of Convertible PIK Preferred Stock surrendered for conversion, whether paid or unpaid and whether or not in arrears, or on account of any dividend on the Common Stock issued upon conversion shall be made by the Corporation upon the conversion of any shares of Convertible PIK Preferred Stock. The holder of record of shares of Convertible PIK Preferred Stock on a dividend record date who surrenders such shares for conversion during the period between such dividend record date and the corresponding dividend payment date will be entitled to receive the dividend on such dividend payment date.

         The Corporation shall, as soon as practicable after such surrender of certificates evidencing shares of Convertible PIK Preferred Stock accompanied by the written notice and compliance with any other conditions herein contained, deliver at such office of such transfer agent to the person for whose account such shares of Convertible PIK Preferred Stock were so surrendered, or to the nominee of such person, certificates evidencing the number of full shares of Common Stock to which such person shall be entitled as aforesaid, together with a cash adjustment in respect of any fraction of a share of Common Stock as hereinafter provided. Such conversion shall be deemed to have been made as of the date of such surrender of the shares of Convertible PIK Preferred Stock to be converted, and the person or persons entitled to receive the Common Stock deliverable upon conversion of such Convertible PIK Preferred Stock shall be treated for all purposes as the record holder or holders of such Common Stock on such date.

         (c) Adjustment of Conversion Price. The Conversion Price at which a share of Convertible PIK Preferred Stock is convertible into Common Stock shall be subject to adjustment from time to time as follows:

         (i) In case the Corporation shall pay or make a dividend or other distribution on its Common Stock exclusively in Common Stock or shall pay or make a dividend or other distribution on any other class or series of capital stock of the Corporation which dividend or distribution includes or is convertible into Common Stock, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting or included in such dividend or other distribution (or in the case of a dividend consisting of securities convertible into Common Stock, the number of shares of Common Stock into which such securities are convertible), such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this subparagraph (i), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Corporation. The Corporation shall not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Corporation.

         (ii) In case the Corporation shall pay or make a dividend or other distribution on its Common Stock consisting exclusively of, or shall otherwise issue (a) Common Stock (excluding any restricted stock issued to management of the Company and approved by the Board), (b) rights or warrants (excluding incentive stock options approved by the Board) entitling the holders thereof to subscribe for or purchase shares of Common Stock or (c) any security convertible into Common Stock at a price per share less than the current market price per share (determined as provided in subparagraph
    (vi) of this Section VI(c)) of the Common Stock on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the Conversion Price in effect at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription, exercise, conversion or purchase would purchase at such current market price and the denominator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. In case any rights, warrants or convertible securities referred to in this subparagraph (ii) in respect of which an adjustment shall have been made shall expire unexercised within 45 days after the same shall have been distributed or issued by the Corporation, the Conversion Price shall be readjusted at the time of such expiration to the Conversion Price that would have been in effect if no adjustment had been made on account of the distribution or issuance of such expired rights or warrants.

         (iii) In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

         (iv) Subject to the last sentence of this subparagraph (iv), in case the Corporation shall, by dividend or otherwise, distribute to all holders of its Common Stock evidences of its indebtedness, shares of any class or series of capital stock, cash or assets (including securities, but excluding any rights, warrants or convertible securities referred to in subparagraph (ii) of this Section VI(c), any dividend or distribution paid exclusively in cash and any dividend or distribution referred to in subparagraph (i) of this Section VI(c)), the Conversion Price in effect on the day following the date fixed for the payment of such distribution (the date fixed for payment being referred to as the "Reference Date") shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the current market price per share (determined as provided in subparagraph (vi) of this Section VI(c)) of the Common Stock on the Reference Date less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive and described in a resolution of the Board of Directors) on the Reference Date of the portion of the evidences of indebtedness, shares of capital stock, cash and assets so distributed applicable to one share of Common Stock, and the denominator shall be such current market price per share of the Common Stock, such reduction to become effective immediately prior to the opening of business on the day following the Reference Date. If the Board of Directors determines the fair market value of any distribution for purposes of this subparagraph (iv) by reference to the actual or when issued trading market for any securities comprising such distribution, it must in doing so consider the prices in such market over the same period used in computing the current market price per share of Common Stock pursuant to subparagraph
    (vi) of this Section VI(c). For purposes of this subparagraph (iv), any dividend or distribution that includes shares of Common Stock or rights or warrants to subscribe for or purchase shares of Common Stock shall be deemed to be (1) a dividend or distribution of the evidences of indebtedness, cash, assets or shares of capital stock other than such shares of Common Stock or rights or warrants (making any conversion price reduction required by this subparagraph (iv)) immediately followed by (2) a dividend or distribution of such shares of Common Stock or such rights or warrants (making any further Conversion Price reduction required by subparagraph (i) or (ii) of this Section VI(c)), except (A) the Reference Date of such dividend or distribution as defined in this subparagraph (iv) shall be substituted as "the date fixed for the determination of stockholders entitled to receive such dividend or other distribution," "the date fixed for the determination of stockholders entitled to receive such rights or warrants" and "the date fixed for such determination" within the meaning of subparagraphs (i) and (ii) of this
    Section VI(c) and (B) any shares of Common Stock included in such dividend or distribution shall not be deemed "outstanding at the close of business on the date fixed for such determination" within the meaning of subparagraph
    (i) of this Section VI(c)).

         (v) In case the Corporation shall pay or make a dividend or other distribution on its Common Stock exclusively in cash (excluding (A) cash that is part of a distribution referred to in (iv) above and (B) in the case of any quarterly cash dividend on the Common Stock, the portion thereof that does not exceed the per share amount of the next preceding quarterly cash dividend on the Common Stock (as adjusted to appropriately reflect any of the events referred to in subparagraphs (i), (ii), (iii), (iv) and (v) of this Section VI(c)), or all of such quarterly cash dividend if the amount thereof per share of Common Stock multiplied by four does not exceed 5% of the current market price per share (determined as provided in paragraph (vi) of this Section VI(c)) of the Common Stock on the Trading Day (as defined in
    Section VI(h)) next preceding the date of declaration of such dividend), the Conversion Price in effect immediately prior to the opening of business on the day following the date fixed for the payment of such distribution shall be reduced by multiplying such Conversion Price by a fraction of which the numerator shall be the current market price per share (determined as provided in subparagraph (vi) of this Section VI(c)) of the Common Stock on the date fixed for the payment of such distribution less the amount of cash so distributed and not excluded as provided above applicable to one share of Common Stock, and the denominator shall be such current market price per share of the Common Stock, such reduction to become effective immediately prior to the opening of business on the day following the date fixed for the payment of such distribution.

         (vi)     For the purpose of any computation under subparagraph (ii),
    (iv) or (v) of this Section VI(c), the current market price per share of Common Stock on any date shall be deemed to be the average of the daily Closing Prices (as defined in Section VI(h)) for the five consecutive Trading Days ending with and including the date in question; provided, however, that (1) if the "ex" date (as hereinafter defined) for any event (other than the issuance or distribution requiring such computation) that requires an adjustment to the Conversion Price pursuant to subparagraph (i), (ii), (iii), (iv) or (v) above ("Other Event") occurs after the fifth Trading Day prior to the date in question and prior to the "ex" date for the issuance or distribution requiring such computation (the "Current Event"), the Closing Price for each Trading Day prior to the "ex" date for such Other Event shall be adjusted by multiplying such Closing Price by the same fraction by which the Conversion Price is so required to be adjusted as a result of such Other Event, (2) if the "ex" date for any Other Event occurs after the "ex" date for the Current Event and on or prior to the date in question, the Closing Price for each Trading Day on and after the "ex" date for any Other Event shall be adjusted by multiplying such Closing Price by the reciprocal of the fraction by which the Conversion Price is so required to be adjusted as a result of such Other Event, (3) if the "ex" date for any Other Event occurs on the "ex" date for the Current Event, one of those events shall be deemed for purposes of clauses (1) and (2) of this proviso to have an "ex" date occurring prior to the "ex" date for the other event, and (4) if the "ex" date for the Current Event is on or prior to the date in question, after taking into account any adjustment required pursuant to clause (2) of this proviso, the Closing Price for each Trading Day on or after such "ex" date shall be adjusted by adding thereto the amount of any cash and the fair market value on the date in question (as determined in good faith by the Board of Directors in a manner consistent with any determination of such value for purposes of paragraph (iv) or (v) of Section VI(c), whose determination shall be conclusive and described in a resolution of the Board of Directors) of the portion of the rights, warrants, evidences of indebtedness, shares of capital stock or assets being distributed applicable to one share of Common Stock. For purposes of this paragraph, the term "ex" date, (x) when used with respect to any issuance or distribution, means the first date on which the Common Stock trades regular way on the relevant exchange or in the relevant market from which the Closing Price was obtained without the right to receive such issuance or distribution and (y) when used with respect to any subdivision or combination of shares of Common Stock, means the first date on which the Common Stock trades regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective.

         (vii) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price; provided, however, that any adjustments which by reason of this subparagraph (vii) are not required to be made shall be carried forward and taken into account in any subsequent adjustment or in any conversion pursuant to this Section VI.

         (viii)   Whenever the Conversion Price is adjusted as herein provided:

                (1) the Corporation shall compute the adjusted Conversion Price and shall prepare a certificate signed by the Treasurer of the Corporation setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the transfer agent for the Convertible PIK Preferred Stock; and

                (2) as soon as practicable after the adjustment, the Corporation shall mail to all record holders of Convertible PIK Preferred Stock at their last address as they shall appear upon the stock transfer books of the Corporation a notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price.

         (ix) The Corporation from time to time may reduce the Conversion Price by any amount for any period of time if the period is at least twenty days, the reduction is irrevocable during the period and the Board of Directors of the Corporation shall have made a determination that such reduction would be in the best interest of the Corporation, which determination shall be conclusive. Whenever the Conversion Price is reduced pursuant to the preceding sentence, the Corporation shall mail to holders of record of the Convertible PIK Preferred Stock a notice of the reduction at least fifteen days prior to the date the reduced Conversion Price takes effect, and such notice shall state the reduced Conversion Price and the period it will be in effect.

         (d) No Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Convertible PIK Preferred Stock. If more than one certificate evidencing shares of Convertible PIK Preferred Stock shall be surrendered for conversion at such time by the holder, the number of full shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Convertible PIK Preferred Stock so surrendered. Instead of any fractional share of Common Stock that would otherwise be issuable to a holder upon conversion of any shares of Convertible PIK Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional share in an amount equal to the fraction of the Closing Price of the Common Stock on the day of conversion or, if the day of conversion is not a Trading Day, on the next preceding Trading Day.

         (e)      Reclassification Consolidation, Merger or Sale of Assets.
In the event that the Corporation shall be a party to any transaction pursuant to which the Common Stock is converted into the right to receive other securities, cash or other property (including without limitation any capitalization or reclassification of the Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of the Common Stock), any consolidation of the Corporation with, or merger of the Corporation into, any other person, any merger of another person into the Corporation (other than a merger which does not result in a reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), any sale or transfer of all or substantially all of the assets of the Corporation or any share exchange), then lawful provisions shall be made as part of the terms of such transaction whereby the holder of each share of Convertible PIK Preferred Stock then outstanding shall have the right thereafter to convert such share only into the kind and amount of securities, cash and other property receivable upon such transaction by a holder of the number of shares of Common Stock into which such share of Convertible PIK Preferred Stock might have been converted immediately prior to such transaction. The Corporation or the person formed by such consolidation or resulting from such merger or which acquires such shares or which acquires the Corporation's shares, as the case may be, shall make provisions in its certificate or articles of incorporation or other constituting document to establish such right. Adjustments for events subsequent to the effective date of such a consolidation, merger, sale or transfer of assets shall be as nearly equivalent as may be practicable to the adjustments provided for herein. In any such event, effective provisions shall be made in the certificate or articles of incorporation of the resulting or surviving corporation, in any contract of sale, conveyance, lease, transfer or otherwise so that the provisions set forth herein for the protection of the rights of the holder of Convertible PIK Preferred Stock shall thereafter continue to be applicable, and any such resulting or surviving corporation shall expressly assume the obligation to pay dividends and deliver, upon conversion, such shares of common stock, other securities, or cash as set forth herein. The above provisions shall similarly apply to successive transactions of the foregoing type.

         (f) Reservation of Shares, Etc. The Corporation shall at all times reserve and keep available, free from preemptive rights out of its authorized and unissued stock, solely for the purpose of effecting the conversion of the Convertible PIK Preferred Stock, such number of shares of its Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Convertible PIK Preferred Stock from time to time outstanding. The Corporation shall from time to time, in accordance with the laws of the State of Delaware, in good faith and as expeditiously as possible endeavor to cause the authorized number of shares of Common Stock to be increased if at any time the number of shares of authorized and unissued Common Stock shall not be sufficient to permit the conversion of all the then outstanding shares of Convertible PIK Preferred Stock.

         If any shares of Common Stock required to be reserved for purposes of conversion of the Convertible PIK Preferred Stock hereunder require registration with or approval of any governmental authority under any Federal or State law before such shares may be issued upon conversion, the Corporation will in good faith and as expeditiously as possible endeavor to cause such shares to be duly registered or approved as the case may be. If the Common Stock is listed on any national securities exchange, the Corporation will, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of Common Stock issuable upon conversion of the Convertible PIK Preferred Stock, for so long as the Common Stock continues to be so listed.

         (g)      Prior Notice of Certain Events.  In case:

         (i) the Corporation shall (1) declare any dividend (or any other distribution) on its Common Stock, other than (A) a dividend payable in shares of Common Stock or (B) a dividend payable in cash out of its retained earnings other than any special or nonrecurring or other extraordinary dividend or (2) declare or authorize a redemption or repurchase of in excess of 10% of the then outstanding shares of Common Stock;

         (ii) the Corporation shall authorize the granting to all holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or series or of any other rights or warrants;

         (iii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or merger of all or substantially all of the assets of the Corporation or of any share exchange whereby the Common Stock is converted into other securities, cash or other property;

         (iv) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation; or

         (v) of any other event which would require an adjustment to the Conversion Price under subparagraph VI(c);

then the Corporation shall cause to be filed with the transfer agent for the Convertible PIK Preferred Stock, and shall cause to be mailed to the holders of record of the Convertible PIK Preferred Stock, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least fifteen days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution, redemption, repurchase, or grant of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, redemption, repurchase, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation, winding up or other event is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation, winding up or other event (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice).

         (h) Definitions. The following definitions shall apply to terms used in this Section VI:

         (i) "Closing Price" of any common stock on any day shall mean the last reported sale price regular way on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices regular way of the common stock in each case on the principal national securities exchange or quotation system on which the common stock is listed or admitted to trading or quoted, or, if not listed or admitted to trading or quoted on any national securities exchange or quotation system, the average of the closing bid and asked prices of the common stock in the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similarly generally accepted reporting service, or, if not so available in such manner, as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors of the Corporation for that purpose.

         (ii) "Trading Day" shall mean a day on which securities are traded on the national securities exchange or quotation system or in the over-the-counter market used to determine the Closing Price.

         VII. Voting Rights. (a) General. The holders of shares of Convertible PIK Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law. In connection with any right to vote, each holder of shares of Convertible PIK Preferred Stock shall be entitled to a number of votes which is equal to the whole number of shares of Common Stock that could be obtained upon conversion of one share of Convertible PIK Preferred Stock at the then applicable Conversion Price. Any shares of Convertible PIK Preferred Stock owned, directly or indirectly, by any entity of which the Corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors, shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.

         (b) Designated Director Voting Rights. On the Issue Date, in addition to any other rights to elect directors which the holders of Convertible PIK Preferred Stock may have, the two holders with the greatest number of shares held of record of Convertible PIK Preferred Stock shall have the right to each elect a director of the Corporation to fill the vacancies that occur at such date who shall continue to serve during the period in which any shares of Convertible PIK Preferred Stock remain outstanding. If there is only one holder of outstanding Convertible PIK Preferred Stock, such holder shall elect both directors. The right of the holders of shares of Convertible Preferred Stock to vote for and elect such two additional directors shall terminate when all outstanding shares of Convertible PIK Preferred Stock shall have been redeemed or otherwise retired. The term of office of all directors so elected shall terminate as provided in the Corporation's by-laws.

         The foregoing right of the holders of shares of Convertible Preferred Stock with respect to the election of two directors may be exercised initially at any annual meeting of stockholders or at any special meeting of stockholders held for such purpose, or by the written consent of the holders of Convertible PIK Preferred Stock without a meeting pursuant to Section 228 of the Delaware General Corporation Law and thereafter at such annual meeting or by written consent. The president of the Corporation shall within twenty days after the delivery to the Corporation at its principal office of a written request for a special meeting signed by the holders of at least 10% of all outstanding shares of Convertible PIK Preferred Stock, call a special meeting of the holders of Convertible PIK Preferred Stock to be held within sixty days after the delivery of such request for the purpose of electing such additional directors.

         The holders of shares of Convertible PIK Preferred Stock referred to above voting as a class shall have the right to remove without cause at any time and replace any directors such holders shall have elected pursuant to this
Section VII(b). In case of a vacancy occurring in the office of any director so elected pursuant to this Section VII(b), the holder of Convertible PIK Preferred Stock referred to above who elected the director which created such vacancy may, at a special meeting of the holders or by written consent as provided above, elect a successor to hold office for the unexpired term of such director.

         (c) Default Voting Rights. Whenever dividends on the Convertible PIK Preferred Stock or any other class or series of Preferred Stock shall be in arrears in an aggregate amount equal to at least four quarterly dividends (whether or not consecutive), (i) the number of members of the Board of Directors of the Corporation shall be increased by two, effective as of the time of election of such directors as hereinafter provided and (ii) in addition to any other rights to elect directors which the holders of Convertible PIK Preferred Stock may have, the holders of shares of Convertible PIK Preferred Stock (voting separately as a class with all other affected classes or series of Preferred Stock upon which like voting rights have been conferred and are exercisable) shall have the exclusive right to vote for and elect such two additional directors of the Corporation who shall continue to serve during the period such dividends remain in arrears. The right of the holders of shares of Convertible PIK Preferred Stock to vote for such two additional directors shall terminate when all accrued and unpaid dividends on the Convertible PIK Preferred Stock and all other affected classes or series of Preferred Stock have been declared and paid or set apart for payment. The term of office of all directors so elected shall terminate immediately upon the termination of the right of the holders of shares of Convertible PIK Preferred Stock and such Preferred Stock to vote for such two additional directors, and the number of directors of the Board of Directors of the Corporation shall immediately thereafter be reduced by two.

         The foregoing right of the holders of shares of Convertible PIK Preferred Stock with respect to the election of two directors may be exercised at any annual meeting of stockholders or at any special meeting of stockholders held for such purpose. If the right to elect directors shall have accrued to the holders of shares of Convertible PIK Preferred Stock more than ninety days preceding the date established for the next annual meeting of stockholders, the president of the Corporation shall within ten days after the delivery to the Corporation at its principal office of a written request for a special meeting signed by the holders of at least 10% of all outstanding shares of Convertible PIK Preferred Stock, call a special meeting of the holders of Convertible PIK Preferred Stock to be held within forty-five days after the delivery of such request for the purpose of electing such additional directors.

         The holders of shares of Convertible PIK Preferred Stock and any Preferred Stock referred to above voting as a class shall have the right to remove without cause at any time and replace any directors such holders shall have elected pursuant to this Section VII(c).

         (d) Class Voting. So long as any shares of the Corporation's Convertible PIK Preferred Stock are outstanding the Corporation shall not, without the affirmative vote or consent of the holders of at least 66-2/3% of all outstanding shares of the Corporation's Convertible PIK Preferred Stock, voting or consenting separately as a class without regard to series:

         (i) create any class of stock convertible into Common Stock that by its terms ranks prior to any outstanding Convertible PIK Preferred Stock of the Corporation as to dividends or upon liquidation or increase the authorized number of shares of any such class;

         (ii) alter or change any of the provisions of the Corporation's Certificate of Incorporation so as adversely to affect the relative rights and preferences of any outstanding Convertible PIK Preferred Stock of the Corporation (including, without limitation an increase in the size of the Board); provided, however that the creation, amendment or reclassification of any class of stock, that by its terms ranks junior to shares of Convertible PIK Preferred Stock of the Corporation as to dividends or upon liquidation or an increase in the authorized number of shares of any such class shall not give rise to any such voting right; or

         (iii) increase the authorized number of shares of the Corporation's Preferred Stock.

         VIII.    Outstanding Shares; Status of Acquired Shares.

         (a) Outstanding Shares. For purposes of this Certificate of Designation, all shares of Convertible PIK Preferred Stock issued by the Corporation shall be deemed outstanding except: (i) from the date fixed for redemption pursuant to Section V, all shares of Convertible PIK Preferred Stock that have been so called for redemption under Section V, to the extent provided thereunder; (ii) from the date surrender of certificates evidencing shares of Convertible PIK Preferred Stock, all shares of Convertible PIK Preferred Stock converted into Common Stock; and (iii) from the date of registration of transfer, all shares of Convertible PIK Preferred Stock owned, directly or indirectly, by any entity of which the Corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors.

         (b) Reacquired Shares. Shares of Convertible PIK Preferred Stock redeemed by the Corporation, received upon conversion pursuant to Section VI or otherwise acquired by the Corporation shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series, and may thereafter be issued, but not as shares of Convertible PIK Preferred Stock.

         IX. Partial Payments. Upon an optional redemption by the Corporation, if at any time the Corporation does not pay amounts sufficient to redeem all Convertible PIK Preferred Stock, then such funds which are paid shall be applied to redeem such shares of Convertible PIK Preferred Stock as the Corporation may designate by lot or in such other manner as the Board of Directors may determine to be fair, or such redemption shall be effected pro rata.

         X. Severability of Provisions. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

         XI. Miscellaneous. (a) Transfer Taxes. The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance of delivery of shares of Convertible PIK Preferred Stock or shares of Common Stock or other securities issued on account of Convertible PIK Preferred Stock pursuant hereto or certificates or instruments evidencing such shares or securities. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Convertible PIK Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Convertible PIK Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

         (b) Failure to Designate Stockholder or Payee. In the event that a holder of shares of Convertible PIK Preferred Stock shall not by written notice designate the name in which shares of Common Stock to be issued upon conversion of such shares should be registered or to whom payment upon redemption of shares of Convertible PIK Preferred Stock should be made or the address to which the certificates or instruments evidencing such shares or such payment, should be sent, the Corporation shall be entitled to register such shares and or such payment in the name of the holder of such Convertible PIK Preferred Stock as shown on the records of the Corporation and to send the certificates or instruments evidencing such shares or such payment, to the address of such holder shown on the records of the Corporation.

         IN WITNESS WHEREOF, Patina Oil & Gas Corporation has caused this Certificate of Designation to be signed on its behalf by Thomas J. Edelman, its President, and Keith M. Crouch, its Secretary, this 17th day of October, 1997.

                                   PATINA OIL & GAS CORPORATION


                                   By:     /s/ Thomas J. Edelman
                                      ------------------------------------------
                                      Thomas J. Edelman, President



ATTEST:


/s/ Keith M. Crouch
--------------------------
Keith M. Crouch, Secretary